UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-10559

HUTECH21 CO., LTD.
(Exact name of registrant as specified in its charter)

P.O. Box 3483 Road Town Tortola British Virgin Islands +82 2 2107 7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, $0.0001 par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box (es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)
__________________________ Copies to:

Martin & Pritchett, P.A.

Securities Attorneys

16810 Kenton Drive, Suite 160

Huntersville, NC 28078

Telephone: (704) 584-0268

Facsimile: (704) 895-1528

(1)

PART I

Item 1.	Exchange Act Reporting History

        Hutech21 Co., Ltd. (the “Company”) is a company incorporated under the laws of the British Virgin Islands (“BVI”) due to redomestication, pursuant to which the Company filed Articles of Conversion with the State of Nevada, reporting its conversion from Nevada and continuation to the British Virgin Islands (“BVI”), effective as of January 19, 2011 (the “Redomestication”). The Company first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) on August 10, 1992, the date that its registration statement on Form 10-SB (SEC File No. 001-10559) was declared effective by the Securities and Exchange Commission (the “Commission”).

        The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the Securities and Exchange Commission (the “Commission”) rules there under (the “Exchange Act Rules”) for the 12 months preceding the filing of this form, except for its annual report on Form 20F for the fiscal year ended December 31, 2011.

Item 2.	Recent United States Market Activity

        The Company has never sold securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.	Foreign Listing and Primary Trading Market

        Not applicable.

Item 4.	Comparative Trading Volume Data

        Not applicable.

Item 5.	Alternative Record Holder Information

        As of December 13, 2012, there were 57 round lot holders of the Company’s Common Shares on a worldwide basis. The Company relied on Guardian Registrar & Transfer, Inc. to determine the number of holders of its equity securities.

Item 6.	Debt Securities

        Not applicable.

Item 7.	Notice Requirement

        The Company plans to issue a press release announcing its intent to terminate its registration of Common Shares under Section 12(g) of the Exchange Act, and its duty to file reports under Section 13(a) of the Exchange Act.  A copy of this press release is annexed hereto as Exhibit 99.1.

Item 8.	Prior Form 15 Filers

       Not Applicable.

(2)

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required to maintain the exemption under Rule 12g3-2(b) on the System for Electronic Document Analysis and Retrieval (SEDAR) at the following website: http://www.sedar.com.

PART III

Item 10.	Exhibits

99.1 Press release of Hutech21 Co., Ltd. entitled “Hutech21 Co., Ltd. Announces Intention to Terminate its Securities and Exchange Commission Reporting Obligations in the United States" dated December ___, 2012.

Item 11.	Undertakings

        The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

(3)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Hutech21 Co., Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Hutech21 Co., Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

HUTECH21 CO., LTD.

By: /s/ Vicky Chen
Chief Executive Officer; Chief Financial Officer

Date: December 13, 2012